For Immediate Release: April 25, 2025
Attention: Business Editors

VERSABANK ANNOUNCES THE RESULTS OF ITS 2025 MEETING OF SHAREHOLDERS

LONDON/ON/CNW/ - VersaBank (TSX: VBNK; NASDAQ: VBNK) ("VersaBank" or the "Bank") reports the results of its 2025 Annual Meeting of Shareholders (the "Meeting") held in London, Ontario on April 24, 2025.

Each of the director nominees listed in VersaBank's Management Information Circular dated February 28, 2025, were elected as directors of the Bank. The detailed results of the vote are as follows, with percentages rounded to two decimal places:

Director		**Number of Votes Cast**	**Percentage of Votes Cast**
The Honourable Frank Newbould	In Favour:	10,013,335	98.97 %
	Withheld:	104,228	1.03 %
Robbert-Jan Brabander	In Favour:	9,933,208	98.18 %
	Withheld:	184,352	1.82 %
David A. Bratton	In Favour:	9,826,370	97.12 %
	Withheld:	291,190	2.88 %
Gabrielle Bochynek	In Favour:	9,954,965	98.39 %
	Withheld:	162,595	1.61 %
Peter M. Irwin	In Favour:	9,866,106	97.51 %
	Withheld:	251,454	2.49 %
Richard Jankura	In Favour	9,959,038	98.43 %
	Withheld:	158,522	1.57 %
Arthur Linton	In Favour:	9,930,273	98.15 %
	Withheld:	187,287	1.85 %
Susan T. McGovern	In Favour:	9,470,605	93.61 %
	Withheld:	646,955	6.39 %
Paul G. Oliver	In Favour:	9,953,995	98.38 %
	Withheld:	163,568	1.62 %
David R. Taylor	In Favour:	10,024,905	99.08 %
	Withheld:	92,658	0.92 %

At the Meeting, the Shareholders also approved the appointment of Ernst & Young LLP as auditors of the Bank.

VersaBank’s Voting Results with respect to all matters voted upon at the Meeting will be filed on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi- trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.